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                                                                       EXHIBIT 8

                   [DONALDSON, LUFKIN & JENRETTE LETTERHEAD]



                                August 27, 1999



Board of Directors
Sheridan Energy, Inc.
1000 Louisiana Street, Suite 800
Houston, Texas 77002

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of Sheridan Energy, Inc. (the "Company") of the consideration to be received by such stockholders of the Company pursuant to the terms of the Agreement and Plan of Merger, dated as of August 16, 1999 (the "Agreement"), among the Company, Calpine Corporation ("Calpine"), and Merger Subsidiary, a wholly owned subsidiary of Calpine ("Merger Subsidiary"), pursuant to which the Merger Subsidiary will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, Merger Subsidiary will commence a tender offer (the "Tender Offer") for any and all outstanding shares of the Company's common stock at a price of $5.50 per share. The Tender Offer is to be followed by the Merger in which the shares of all stockholders of the Company who did not tender their shares in the Tender Offer should be converted into the right to receive $5.50 per share in cash.

     In arriving at our opinion, we have reviewed the draft dated August 16, 1999 of the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management were estimates, dated as of July 1, 1999, of proved reserves and future revenue of the Company's interest in certain of the Company's oil and gas properties prepared by Netherland, Sewell & Associates, Inc. as well as management. We have also reviewed certain financial projections of the Company for the period beginning January 1999 and ending December 2000 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with data of various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Company's common stock, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.
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Sheridan Energy, Inc.
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     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections and other estimates prepared by the Company that were supplied to us, we have relied on representations that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities of the Company or for making any independent verification of any of the information reviewed by us.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Tender Offer or Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Tender Offer or Merger. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any shares in the Tender Offer or as to how such stockholder should vote on the proposed Merger.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. You should be aware that DLJ has performed investment banking and other services for Calpine in the past, including acting as co-manager for Calpine's $186 million common stock offering in February 1999 and has been compensated for such services.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the holders of common stock of the Company pursuant to the Agreement is fair to such holders of the Company from a financial point of view.

                                        Very truly yours,



                                        DONALDSON, LUFKIN & JENRETTE
                                        SECURITIES CORPORATION



                                        By: /s/ TOWNES G. PRESSLER, JR.
                                           -----------------------------
                                           Townes G. Pressler, Jr.
                                           Senior Vice President